Exhibit 3.2

Section 1.4 of the Bylaws of South Jersey Industries, Inc.
(As amended, effective January 23, 2015)

1.4 Notice. Written notice of the time, place and purpose of every meeting of shareholders shall be given not less than ten nor more than 60 days before such meeting, either personally or by mail, by or at the direction of the Chairman of the Board and Chief Executive Officer, the Secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at the meeting. The written notice required by this Section 1.4 may be satisfied by a Notice of Internet Availability of Proxy Materials under SEC Rule 14a-16 (or any successor rule) delivered, either personally or by mail, to each shareholder of record provided that such Notice contains the information required by this Section 1.4 and any other information required by law.